Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   31-Aug-2019

Amounts in USD

Dates

Collection Period No.	36	
Collection Period (from... to)	1-Aug-2019	31-Aug-2019
Determination Date	12-Sep-2019	
Record Date	13-Sep-2019	
Distribution Date	16-Sep-2019	
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2019	16-Sep-2019 Actual/360 Days 32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2019	15-Sep-2019 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	78,358,575.87	60,213,970.96	18,144,604.91	34.106400	0.113184
Class A-4 Notes	115,970,000.00	115,970,000.00	115,970,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,497,970,000.00**	**194,328,575.87**	**176,183,970.96**	**18,144,604.91**		
Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62			
Adjusted Pool Balance	1,536,386,784.98	232,738,245.49	214,593,640.58			
Yield Supplement Overcollateralization Amount	54,889,203.04	6,552,758.34	5,973,087.71			
Pool Balance	**1,591,275,988.02**	**239,291,003.83**	**220,566,728.29**			

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	82,276.50	0.154655	18,226,881.41	34.261055
Class A-4 Notes	1.460000%	141,096.83	1.216667	141,096.83	1.216667
Total		**$223,373.33**		**$18,367,978.24**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	18,431,027.98		(1) Total Servicing Fee	199,409.17
Interest Collections	662,594.41		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	50,676.55		(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	198,790.47		fees (max. $250,000 p.a.)	
Purchase Amounts	0.00		(3) Interest Distributable Amount Class A Notes	223,373.33
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	39,452.90		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**19,382,542.31**		(6) Regular Principal Distributable Amount	18,144,604.91
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**19,382,542.31**		(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
			fees [not previously paid under (2)]	
			(9) Excess Collections to Certificateholders	815,154.90
			Total Distribution	**19,382,542.31**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	199,409.17	199,409.17	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	223,373.33	223,373.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	82,276.50	82,276.50	0.00
thereof on Class A-4 Notes	141,096.83	141,096.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	223,373.33	223,373.33	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,144,604.91	18,144,604.91	0.00
Aggregate Principal Distributable Amount	18,144,604.91	18,144,604.91	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,856.10
minus Net Investment Earnings	6,856.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,856.10
Net Investment Earnings on the Collection Account	32,596.80
Investment Earnings for the Collection Period	39,452.90

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	239,291,003.83	21,759
Principal Collections	12,563,208.85	
Principal Collections attributable to Full Pay-offs	5,867,819.13	
Principal Purchase Amounts	0.00	
Principal Gross Losses	293,247.56	
Pool Balance end of Collection Period	220,566,728.29	20,909
Pool Factor	13.86%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.25%
Weighted Average Number of Remaining Payments	50.38	21.55
Weighted Average Seasoning (months)	15.40	48.90

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	217,770,752.79	20,751	98.73%
31-60 Days Delinquent	2,075,274.85	119	0.94%
61-90 Days Delinquent	486,953.79	27	0.22%
91-120 Days Delinquent	233,746.86	12	0.11%
Total	220,566,728.29	20,909	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.327%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	293,247.56	19	23,516,619.12	960
Principal Net Liquidation Proceeds	50,543.58		6,064,432.84	
Principal Recoveries	192,969.62		10,037,161.54	
Principal Net Loss / (Gain)	49,734.36		7,415,024.74	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.260%
Prior Collection Period	0.042 %
Second Prior Collection Period	(0.710%)
Third Prior Collection Period	(0.965%)
Four Month Average	(0.343%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.466%
Average Net Loss / (Gain)	7,723.98

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.